The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement      SUBJECT TO COMPLETION      February _, 2009

                   Pricing Supplement dated February [ ], 2009
          to the Product Prospectus Supplement dated January 16, 2009, the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]      $

                  Royal Bank of Canada

                  Buffered Bullish Digital Commodity-Linked Notes, Linked to Gold (London Gold PM Market Fixing Limited), due March 29, 2010



     Royal Bank of Canada is offering the Buffered Bullish Digital Commodity-Linked Notes (the "Notes") linked to the performance of the underlying commodity named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated January 16, 2009 describe terms that will apply generally to the Notes, including any Notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the notes described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

Issuer:                       Royal Bank of Canada ("Royal Bank")

Issue:                        Senior Global Medium-Term Notes, Series C

Underwriter:                  RBC Capital Markets Corporation

Underlying Commodity:         London Gold Market Fixing Limited PM Fix

Bloomberg Ticker:             GOLDLNPM

Currency:                     U.S. Dollars

Minimum Investment:           $1,000, and $1,000 increments in excess thereof
                              (the "Principal Amount")

Pricing Date:                 February 24, 2009

Issuance Date:                February 27, 2009

Initial Commodity
Level:                        To be determined on the Initial Valuation Date.

                              The initial commodity level is the PM Gold fixing price per troy ounce of Loco London good delivery Gold as determined by the London Gold Market Fixing Limited, and published on Reuters page "GOFO" and Bloomberg page GOLDLNPM (Index) on the Pricing Date.

Initial Valuation Date:       The Pricing Date

Digital Coupon:               [16-19]%, to be determined on the Pricing Date

CUSIP:                        78008GA85

Payment at Maturity (if       The Payment at Maturity will be based on the
held to maturity):            performance of the Underlying Commodity and will
                              be calculated in the following manner:

                              If the Final Commodity Level is greater than the Initial Commodity Level, then you will receive an amount equal to:

                                    Principal Amount + [Principal Amount x
                                                Digital Coupon]

                              If the Final Commodity Level is less than or equal to the Initial Commodity Level, but is not less than the Initial Commodity Level by more than the Buffer Percentage, then you will receive the Principal Amount only.

                              If the Final Commodity Level is less than the Initial Commodity Level by more than the Buffer Percentage, then you will receive less than all of your Principal Amount, in an amount equal to:

                                    Principal Amount + [Principal Amount x
                                   (Percentage Change + Buffer Percentage)]

Percentage Change:            The Percentage Change, expressed as a percentage,
                              is calculated using the following formula:

                               Final Commodity Level - Initial Commodity Level
                               -----------------------------------------------
                                           Initial Commodity Level

Final Valuation Date:         March 24, 2010, subject to extension for market
                              and other disruptions, as described in the product prospectus supplement

Maturity Date:                March 29, 2010, subject to extension for market
                              and other disruptions, as described in the product prospectus supplement

Term:                         Thirteen (13) Months

Final Commodity Level:        To be determined on the Final Valuation Date.

                              The final commodity level is the PM Gold fixing price per troy ounce of Loco London good delivery Gold as determined by the London Gold Market Fixing Limited, and published on Reuters page "GOFO" and Bloomberg page GOLDLNPM (Index) on the Final Valuation Date.

Buffer:                       Unleveraged Buffer

Buffer Percentage:            10%

Buffer Commodity              To be determined on the Initial Valuation Date
Level:                        (90% of the Initial Commodity Level).


Principal at Risk:            The Notes are NOT principal protected. You may
                              lose a substantial portion your Principal Amount at maturity if there is a decrease in the price of the Underlying Commodity from the Pricing Date to the Final Valuation Date.

U.S. Tax Treatment:           The U.S. federal income tax consequences of your
                              investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described in the product prospectus supplement and in this pricing supplement. By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Notes as a prepaid cash-settled derivative contract for U.S. federal income tax purposes.

Secondary Market:             RBC Capital Markets Corporation (or one of its
                              affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issuance Date. The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing: The Notes will not be listed on any securities exchange or quotation system.

Clearance and                 DTC global (including through its indirect
Settlement:                   participants Euroclear and Clearstream, Luxembourg
                              as described under "Description of Debt
                              Securities--Ownership and Book-Entry Issuance" in the prospectus dated January 5, 2007).

Terms Incorporated in         All of the terms appearing above the item
the Master Note:              captioned "Secondary Market" on page p-2 of this
                              pricing supplement and the terms appearing under the caption "General Terms of the Bullish Buffered
                              Commodity-Linked Notes" in the product prospectus supplement, as modified by this pricing supplement.

Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific To Your Notes" beginning on page PS-1 of the product prospectus supplement dated January 16, 2009.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation (the "FDIC") or any other Canadian or United States government agency or instrumentality. The Notes are not guaranteed under the FDIC's Temporary Liquidity Guarantee Program.


                                                                                              Per Note           Total
                                                                                              --------           -----
Price to public.......................................................................     %                $
Underwriting discounts and commission.................................................     %                $
Proceeds to Royal Bank................................................................     %                $


The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is __%. The price at which you purchase the Notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issuance Date.

If the notes priced today, RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $15.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $15.00 per $1,000 principal amount note. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. If the notes priced today, the price of the notes would also include a profit of $16.90 per $1,000 principal amount earned by Royal Bank of Canada in hedging its exposure under the notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank Canada exceed $45.00 per $1,000 principal amount note.

We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

                             ADDITIONAL RISK FACTORS

There are risks associated with investing in gold or gold-linked notes.

     The price of the Underlying Commodity is derived from a principals' market which operates as an over-the-counter physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals' markets. For example, there are no daily price limits, which would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

     Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

Changes in the methodology used to calculate the price of the Underlying Commodity or changes in laws or regulations may affect the market value of the Notes.

     The members of the London Bullion Market Association (the "LBMA") may adjust the Underlying Commodity in a way that affects its value, and these members have no obligation to consider your interests. The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the Underlying Commodity. Any change of this kind could cause a decrease in the price of the Underlying Commodity, which would adversely affect the market value of the Notes.

     In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts, or other official bodies. Any event of this kind could adversely affect the price of the Underlying Commodity and, as a result, could adversely affect the market value of the Notes.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated January 16, 2009, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated January 16, 2009, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated January 16, 2009:
http://www.sec.gov/Archives/edgar/data/1000275/000121465909000115/
f11593424b5.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              HYPOTHETICAL RETURNS

     The examples set out below are included for illustration purposes only. The hypothetical prices of the Underlying Commodity used to illustrate the calculation of the Payment at Maturity are not estimates or forecasts of the Initial Commodity Level and Final Commodity Level. Each example assumes that a holder has purchased Notes with an aggregate Principal Amount of $1,000, a Buffer Percentage of 10%, a hypothetical Digital Coupon of 17.50%, and that no market disruption event has occurred.


Example 1--    Calculation of the payment at maturity where the Final Commodity
               Level is greater than the Initial Commodity Level.
               Percentage Change:       +2%
               Payment at Maturity:     $1,000 + ($1,000 x 2%) = $1,000 + $20 =
                                        $1,020; but because, at maturity, the
                                        Final Commodity Level is greater than
                                        the Initial Commodity Level, the Payment at maturity will equal the Principal
                                        Amount plus the Digital Coupon amount
                                        totaling $1,175.
               On a $1,000 investment, a 2% percentage change results in a payment at maturity of $1,175, a 17.50% return on the Notes.


Example 2--    Calculation of the payment at maturity where the Final Commodity
               Level is less than or equal to the Initial Commodity Level but not less than the Buffer Level.
               Percentage Change:       -8%
               Payment at Maturity:     At maturity, the Final Commodity Level
                                        is less than the Initial Commodity Level but not less than the Buffer Amount, therefore; the Payment at maturity will equal the Principal Amount.
               On a $1,000 investment, a -8% percentage change results in a payment at maturity of $1,000, a 0% return on the Notes.


Example 3--    Calculation of the payment at maturity where the Final Commodity
               Level is less than the Buffer Level.
               Percentage Change:       -15%
               Payment at Maturity:     $1,000 + [$1,000 x (-15% + 10%)] =
                                        $1,000 - $50 = $950.
               On a $1,000 investment, a -15% percentage change results in a payment at maturity of $950, a -5% return on the Notes.


Example 4--    Calculation of the payment at maturity where the Final Commodity
               Level is greater than both the Initial Commodity Level and the
               Digital Coupon.
               Percentage Change:       +20%
               Payment at Maturity:     $1,000 + ($1,000 x 20%) = $1,000 + $200
                                        = $1,200; but because, at maturity, the
                                        Final Commodity Level is greater than
                                        the Initial Commodity Level and the
                                        Digital Coupon, the Payment at maturity
                                        will be limited to the Principal Amount
                                        plus the Digital Coupon amount totaling
                                        $1,175.
               On a $1,000 investment, a 20% percentage change results in a payment at maturity of $1,175, a 17.50% return on the Notes.

            ADDITIONAL INFORMATION REGARDING THE UNDERLYING COMMODITY

     The London Gold Market Fixing Limited PM Fix is a benchmark price used in markets where gold is sold for United States dollars and delivered immediately. Twice daily during London trading hours there is a "fixing" which provides reference gold prices for the day's trading. The fixing is conducted by the five market-making members of the LBMA twice each business day by telephone at 10:30 a.m., to determine the London morning fixing price, and at 3:00 p.m., to determine the London afternoon fixing price. The Notes are linked to the 3:00 p.m. fixing price, as published by Bloomberg, L.P. ("Bloomberg") under the symbol GOLDLNPM.

     The London bullion market is an "over-the-counter" (OTC) market, as opposed to an exchange-traded environment. Members of the London bullion market typically trade with each other and with their clients on a principal-to-principal basis. All risks, including those of credit, are between the two parties to a transaction.

     The Notes are not sponsored, endorsed, sold or promoted by the LBMA. The LBMA takes no responsibility for the accuracy and/or the completeness of information provided in this pricing supplement, the product prospectus supplement dated January 16, 2009, the prospectus supplement dated February 28, 2007, or the prospectus dated January 5, 2007. In addition, the LBMA is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold or the quantities of the Notes to be issued or in the determination or calculation of the amount payable at maturity. The LBMA has no obligation in connection with the administration, marketing or trading of the Notes.

Historical Information

     The graph below sets forth the historical performance of the Underlying Commodity from February 1999 to February 2009. In addition, below the graph is a table setting forth the intra-day high, intra-day low and mid-line prices of the Commodity. The information provided in this table is for the four calendar quarters of, 2006, 2007, 2008, as well as for the period from January 1, 2009 through February 5, 2009.

     We obtained the information regarding the historical performance of the Underlying Commodity in the chart below from Bloomberg.

     We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. The historical performance of the Underlying Commodity should not be taken as an indication of future performance, and no assurance can be given as to the price of the Underlying Commodity on the Final Valuation Date. We cannot give you assurance that the performance of the Underlying Commodity will result in any return on your initial investment, or that you will not lose any portion of your principal amount.

                    London Gold Market Fixing Ltd (GOLDLNPM)
                                (Feb-99 - Feb-08)
                                 [CHART OMITTED)




   Period-           Period-End        High Intra-Day Price        Low Intra-Day Price         Period-End Closing
  Start Date            Date            of the Underlying           of the Underlying              Price of the
                                         Commodity in ($)            Commodity in ($)               Underlying
                                                                                                 Commodity in ($)
  ----------         ----------          ----------------            ----------------            ----------------
   1/1/2006           3/31/2006               584                         524.75                      582
   4/1/2006           6/30/2006               725                         657                         613.5
   7/1/2006           9/29/2006               663.25                      573.60                      599.25
  9/30/2006          12/29/2006               648.75                      560.75                      632

   1/1/2007           3/30/2007               685.75                      608.40                      661.75
  3/31/2007           6/29/2007               691.40                      642.10                      650.5
  6/30/2007           9/28/2007               743                         648.75                      743
  9/29/2007          12/31/2007               841.10                      725.50                      833.75

   1/1/2008           3/31/2008              1011.25                      846.75                      933.5
   4/1/2008           6/30/2008               946                         853                         930.25
   7/1/2008           9/30/2008               986                         740.75                      884.5
  10/1/2008          12/31/2008               903.50                      712.5                       869.75

   1/1/2009            2/5/2009               920                         810                         920


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

     We expect that delivery of the Notes will be made against payment for the Notes on or about February 27, 2009, which is the third business day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.


                                        $

                                   [RBC LOGO]



                              Royal Bank of Canada

                Buffered Bullish Digital Commodity-Linked Notes,

    Linked to Gold (London Gold PM Market Fixing Limited), due March 29, 2010





                               February [ ], 2009